Hubbell Incorporated 584 Derby Milford Road P.O. Box 549 Orange, CT 06477-0589 203-799-4100
April 23, 2010
Robert S. Littlepage
Accountant Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, DC 20549
Mail Stop 3720

RE:	Hubbell Incorporated
For 10-K for the fiscal year ended December 31, 2009
File No. 1-2958
Dear Mr. Littlepage:
This letter sets forth below the response of Hubbell Incorporated (the “Company” or “we”) to the Staff’s comments included in your letter dated April 9, 2010 which resulted from your review of the above referenced filing of the Company. For ease of reference each comment is repeated in italics below and followed by the Company’s response.
1. Please provide us your measurements of significance of your acquisition of Burndy, prepared in accordance with Rule 3-05 of Regulation S-X.
The Company reviewed Rule 3-05 of Regulation S-X (“Rule 3-05”) and determined that the Burndy acquisition did not meet the criteria of a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X and modified by Rule 3-05(b)(2)(i).
The Company relied upon the financial data provided by the seller during the acquisition due diligence process in order to assess Burndy’s significance to the Company’s consolidated financial statements. The Company concluded that the nature of this information was sufficient A) for purposes of assessing the acquisition from a business perspective and B) for purposes of performing the significant acquisition tests discussed below. (Please see the response to question 2 below for additional considerations taken by the Company in reaching the conclusion that such information was not appropriate for purposes of presenting pro forma disclosures in the Company’s financial statements).
Rule 1-02(w) requires that the following tests be performed to determine whether or not the Burndy acquisition constituted a significant acquisition:
•	Investment Test — Did the Company’s investment in and advances to Burndy exceed 20% of the total assets of the Company as of the end of the Company’s most recently completed fiscal year?

•	Asset Test — Did the Company’s proportionate share of the total assets of Burndy exceed 20% of the total assets of the Company as of the end of the Company’s most recently completed fiscal year?

•	Income Test — Did the Company’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle of Burndy exceed 20% of such income of the Company for the most recently completed fiscal year?
The results of each of these tests were as follows:
•	Investment Test – The Company’s investment (purchase price) in Burndy represented 17% of the Company’s total assets as of December 31, 2008.

•	Asset Test – Burndy’s total assets, including working capital, represented less than 10% of the Company’s total assets as of December 31, 2008.
Regarding total assets acquired, during the post acquisition period, the Company has been able to gain additional comfort regarding the reliability of seller provided data used for purposes of the asset test.
•	Income Test – In connection with the Company’s acquisition due diligence, Burndy’s pre-tax income was estimated to represent 14% of the Company’s total pre-tax income as of December 31, 2008.
During the post acquisition period, the Company has concluded that the pre-tax income data used in the income test above was not inclusive of all costs necessary to operate the business. This further supports the Company’s conclusion that Burndy’s pre-tax income, although still accretive, did not meet the threshold of a significant acquisition.
Based upon the evaluation performed above, the Company determined that it was not required, pursuant to Rule 3-05, to file audited financial statements and unaudited pro forma financial statements in connection with the Burndy acquisition.
2. Explain to us why you are unable to provide supplemental pro forma information for the current and prior reporting periods in accordance with ASC 805-10-50-2h. Also, explain to us how Burndy differs from FCI Americas, Inc. If there were any assets or operations of FCI Americas that were not acquired, explain to us their nature and significance.
FCI Americas, Inc. was a subsidiary of a privately owned French company (which applied the accounting provisions under IFRS). FCI Americas, Inc. was comprised of multiple operations, which included an automotive product line, an electronics product line, the Burndy product line and an administrative shared service center. The portion of the operations retained by the French parent represented the majority of the FCI Americas Inc. business (and was subsequently transferred into a new legal entity prior to finalization of the transaction). Since the Company was never provided detailed financial information related to the product lines/shared service center that were outside the scope of the transaction, we are unable to reconcile FCI Americas, Inc.’s historical consolidated financial information to the Burndy financial information provided to the Company by the seller.
The provisions of ASC 805-10-50-2h require that supplemental pro forma information be provided for both the current reporting period and the comparable prior reporting period unless disclosure of any of the information is impracticable. The Company believes supplemental pro forma disclosures related to the Burndy acquisition were impracticable as:
•	Stand-alone/“carve out” financial statements/information for Burndy, necessary to prepare pro forma disclosures, were not historically prepared nor are they available (under either IFRS or GAAP)

•	Corporate allocations (including pension, insurance, retiree medical and environmental costs) were maintained at the parent company’s books (and can not be identified/quantified at the necessary level of reliability for financial reporting purposes for the Burndy operations)

•	Shared facilities and services were used between Burndy and the other products lines and these shared costs were not historically pushed down to the individual product lines/businesses, by the seller, nor are they available from the seller post acquisition to the Company
The Company is aware that supplemental pro forma disclosures are required under GAAP for all material acquisitions and that the materiality threshold for GAAP is lower than the 20% prescribed in Rule 3-05. In a good faith effort, the Company did attempt to compile historical pro forma results using the limited historical information that had been provided during the due diligence process. Based upon the Company’s estimated ranges of pro forma data developed, the full year inclusion of Burndy would have increased the Company’s reported 2009 net sales by approximately 6%, 2009 net income by approximately 5% and 2009 diluted earnings per share would have increased by approximately 1%. Based upon this internal materiality analysis, in connection with the inability to prepare pro forma information at a sufficient level of reliability for inclusion in the footnotes to the Company’s financial statements, the Company concluded that it could not include pro forma disclosures of sufficient accuracy for the Burndy acquisition.
Taking all of the above into consideration, the Company deemed that it was impracticable to independently substantiate the accuracy of these pro forma results and therefore did not disclose this information in its 10-K filing.
* * * *
Hubbell Incorporated acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Hubbell Incorporated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require clarification or further information with respect to the above response, please contact me at 203 799-4100.
Sincerely,
/s/ David G. Nord
David G. Nord
Senior Vice President and
Chief Financial Officer